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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VGL Global LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 N. Clark Street, Suite 500
(No. and Street)

Chicago, (City) IL (State) 60654 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD GRAVA 312-548-2991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, PC
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Suite 303 (Address) Bloomingdale, (City) IL (State) 60108 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Donald W Grava, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VGL Global LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

Signature

President

Title

Notary Public

LUCILLE D. REESE
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
August 16, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VGL GLOBAL LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2016

VGL Global LLC

TABLE OF CONTENTS

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of VGL Global, LLC

We have audited the accompanying financial statements of VGL Global, LLC which comprise the statement of financial condition as of December 31, 2016 and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the VGL Global, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VGL Global, LLC as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of VGL Global, LLC's financial statements. The supplemental information is the responsibility of VGL Global, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 2, 2017

VGL GLOBAL LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash	$	14,294

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	2,500
Member's equity:		
Member contributions		51,500
Accumulated deficit		(39,706)
		11,794
Total Liabilities and Equity	$	14,294

See notes to financial statements

VGL GLOBAL LLC

STATEMENT OF OPERATIONS
Year ended December 31, 2016

Revenues		
Fees	$	80,000
Expense Reimbursement		10,376
Interest income		2
Total Revenues	$	90,378
Operating expenses		
Licenses and permits		720
Technology and Communications		1,561
Professional fees		83,300
Regulatory expenses		4,918
Office Supplies		1,733
Miscellaneous		100
Total Operating Expenses		92,332
Net loss	$	(1,954)

See notes to financial statements

VGL GLOBAL LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year ended December 31, 2016

	Member Contributions	Accumulated Deficit	Total
Balance, January 1, 2016	$ 51,500	$ (37,752)	$ 13,748
Member contributions	-	-	-
Net loss	-	(1,954)	(1,954)
Balance, December 31, 2016	$ 51,500	$ (39,706)	$ 11,794

See notes to financial statements

VGL GLOBAL LLC

STATEMENT OF CASH FLOWS
Year ended December 31, 2016

Cash flows used for operating activities:		
Net loss	$	(1,954)
Adjustments to reconcile Net Income:		
Accrued Audit Fees		(2,000)
Net increase in cash during the year		(3,954)
Cash, beginning of year		18,248
Cash, end of year	$	14,294

Note 1 Organization and nature of business

VGL Global LLC (the "Company") was formed in December 2011 and is a Massachusetts limited liability company. The Company offers merger and acquisition ("M&A") services, including advisory services and fairness opinions, as well as private placements of securities in accordance with the management agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

VGL Global LLC moved to Chicago, Illinois at the end of 2016 and registered with the Illinois Securities Department.

Note 2 Summary of significant accounting policies

Revenue recognition

The Company recognizes revenue from merger and acquisition advisory, fairness opinion and private placement of corporate securities services as earned in accordance with applicable agreements. In addition, there are fees that are charged based on an agreed upon percentage of the proceeds of the transaction or completion of the engagement.

Income taxes

The sole member of the Company has elected to have the Company taxed as a single-member LLC. Accordingly, the Company is not subject to federal or state income taxes, and therefore no provision for income taxes has been recorded in the accompanying statement of operations.

Income tax positions

The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that the income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 2 **Summary of significant accounting policies (continued)**

Fair value of financial instruments
The carrying amounts of financial instruments, including cash and accrued expenses, approximates fair value due to the short term nature of these assets and liabilities.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Subsequent events
The Company has evaluated subsequent events through February 2, 2017, which is the date the financial statements were available to be issued.

Note 3 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2016, the Company's net capital was $11,794, which was $6,794 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 21.2%.

Note 4 **Concentrations of credit risk**

Cash
The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash.

Note 5 **Expense sharing agreement**

The Company has entered into an expense sharing agreement with a related entity under common control. Under the agreement, the Company receives certain administrative services and use of facilities for which no payment is required. In consideration of services and facilities provided by the related entity, the Company will be legally obligated to the related entity to the extent allocated to the Company under this agreement. For the year-ended December 31, 2016, $67,856 was charged to VGL Global by the related entity, Versailles Group, Ltd.

VGL GLOBAL LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
Year ended December 31, 2016

Capital		
Member contributions	$	51,500
Accumulated deficit		(39,706)
		11,794
Net capital	$	11,794
Aggregate indebtedness		
Accrued expenses	$	2,500
Computation of basic net capital requirement		
Minimum net capital required	$	167
Minimum dollar net capital required		5,000
Net capital requirement		5,000
Excess net capital	$	6,794
Net capital less 120% of minimum dollar net capital required	$	5,794
Percentage of aggregate indebtedness to net capital		21.2%
Reconciliation with Company's computation (included in part II of form X-17A-5 as of December 31, 2016)		
Net capital, as reported in Company's part II (unaudited) focus report	$	11,794
Net capital per above	$	11,794

There are no material differences between the Net Caital computaion reported herein and the most recent unaudited Form X-17-A-5 Part IIA filing.

See Report of the Independent Registered Public Accounting Firm

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of VGL Global, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) VGL Global, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which VGL Global, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) VGL Global, LLC stated that VGL Global, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. VGL Global, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about VGL Global, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 2, 2017

VGL Global LLC

321 N. Clark Street, Suite 500
Chicago, IL 60654
312-848-0515

January 23, 2016

Assertions Regarding Exemption Provisions

I, as the managing member of VGL Global LLC ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from January 1, 2016 to December 31, 2016.

By:

Donald Grava, Managing Member